UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 6097200 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

     Alon Blue Square Israel Ltd.

     Ortal Klein

     Corporate Secretary

     Telephone: 972-9-9618504

     Fax: 972-9- 9618636

     Email: ortal.klein@alon-oil.co.il

ALON BLUE SQUARE ISRAEL LTD ANNOUNCES FILING OF ITS ANNUAL REPORT ON FORM 20-F

YAKUM, Israel, April 24, 2014 - Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: “Alon Blue Square”) announced that it filed on April 24, 2014 its Annual Report on Form 20-F for the year ended December 31, 2013. A copy of the Annual Report on Form 20-F is available to be viewed or downloaded on Alon Blue Square’s website at http://www.bsi.co.il/index.aspx?id=4451. In addition, shareholders of Alon Blue Square may obtain, free of charge, a printed copy of Alon Blue Square’s complete audited financial statements, by sending a request to Alon Blue Square’s CFO, Mr. Yehuda van der Walde (email: cfo@bsi.co.il ), or by calling 972-9-9618504.

*  *  *

Alon Blue Square Israel Ltd. (hereinafter: “Alon Blue Square”) is the leading retail company in the State of Israel and operates in four reporting segments: In the Fueling and Commercial Sites segment, through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange (“TASE”), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 206 petrol stations and 215 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 213 supermarkets under different formats, each offering a wide range of food products, “Near Food” products and “Non-Food” products at varying levels of service and pricing. In its “Non-Food” segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of “Non-Food” products as retailer and wholesaler. In its Real Estate segment, Alon Blue Square, through its TASE traded 74.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects. In other segments, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd., operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

April 24, 2014	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary